UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, July, and August 2024

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.
(Translation of registrant’s name into English)

Suite 700, 838 West Hastings Street
Vancouver, BC, V6C 0A6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Exhibit No.

99.1	News Release dated June 6, 2024 – Trillion Energy Announces Increase of Non-Brokered Private Placement and First and Second Tranche Closings
99.2	News Release dated June 19, 2024 – Trillion Energy Announces Closings of Its Non-Brokered Private Placement
99.3	News Release dated July 11, 2024 – Trillion Energy Announces Final Closings and Completion of Its Non-Brokered Private Placement
99.4	News Release dated July 16, 2024 – Trillion Energy Announces Successful SASB Gas Perforations
99.5	News Release dated July 24, 2024 – Trillion Energy Announces SASB Flow Update
99.6	News Release dated July 30, 2024 – Trillion Energy Announces SASB West Akcakoca-1 Well Perforations and Production Update
99.7	News Release dated August 14, 2024 – Trillion Energy Announces Successful SASB Gas Production, Highlighted by Accelerated Payback and Increased Production

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ Arthur Halleran
Arthur Halleran
Chief Executive Officer

August 26, 2024

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